PAE Incorporated

7799 Leesburg Pike

Suite 300 North

Falls Church, Virginia 22043

April 21, 2020

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Attention: Kat Bagley; Erin Jaskot

Re:	PAE Incorporated
Registration Statement on Form S-1
File No. 333-236468

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of PAE Incorporated so that it will become effective at 4:00 p.m., Eastern Time, on April 23, 2020, or as soon thereafter as practicable.

Please contact Patrick Shannon or Christopher Cronin of Latham & Watkins LLP, our counsel, at (202) 637-1028 or (202) 637-1023, respectively, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours, PAE Incorporated

By:	/s/ Paul W. Cobb, Jr.
Name: Title:	Paul W. Cobb, Jr. Executive Vice President, General Counsel & Secretary

Cc:	Patrick Shannon, Latham & Watkins LLP
Christopher Cronin, Latham & Watkins LLP